United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of March, 2015

GRUMA, S.A.B. de C.V.
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Cavazos Morales

___________________________
Raul Cavazos Morales
Chief Financial Officer.
Date: March 31, 2015

IR Contact Information: ir@gruma.com (52) 81 8399-3349
San Pedro Garza Garcia, N.L., Mexico, March 31, 2015	www.gruma.com

GRUMA ACQUIRES AZTECA FOODS EUROPE

San Pedro Garza Garcia, N.L., Mexico; March 27, 2015. - GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB) announced today that it executed a purchase agreement through its Spanish subsidiary Gruma International Foods, S.L. together with Fat Taco, S.L. and Azteca Foods, Inc. (the ''Sellers''), by means of which it acquired the Sellers' operations for the production and distribution of tortillas, wraps, corn chips, salsas and processed foods in Spain. All of the shares and ownership interests representing the capital stock of Azteca Foods Europe, S.A. and AFIFT Azteca, S.L. (jointly, ''Azteca Foods Europe'') were acquired through this transaction.

The price agreed for this transaction is approximately EUR$45 million and is subject to adjustments resulting from the final calculations for working capital and net financial debt of the acquired company.

Azteca Foods Europe owns a state-of-the-art plant in Spain and distributes its products in more than 19 countries in Europe, in addition to the Middle East and Northern Africa.

This transaction is in line with the company's strategy of focusing on its core business, always aiming to enhance value creation and is part of the CAPEX plan considered for 2015.

ABOUT GRUMA
Since 1949, GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Central America, Europe, Asia and Oceania. GRUMA is headquartered in San Pedro Garza Garcia, Mexico, and has approximately 18,000 employees and 78 plants. In 2014, GRUMA had net sales of US$3.4 billion (excluding Venezuelan operations), of which 70% came from non-Mexican operations. For further information www.gruma.com.